Exhibit I

Alberta Securities Commission
British Columbia Securities Commission
Ontario Securities Commission
The Manitoba Securities Commission

Dear Sirs/Mesdames:

Re: Metallica Resources Inc.

We refer to the prospectus dated December 3 2003, relating to the sale and issue of 38,700,000 Units of Metallica Resources Inc at $2,20 per Unit..

We consent to the use in the above-mentioned prospectus of our report dated January 31, 2003, except as to note 11, which is as of February 12 2003, to the directors of Miners San Xavier, S.A. de C.V. (“MSX”) on the following financial statements:

Balance sheets as at December 31, 2002 and 2001; and

Statements of stockholder’s equity, operations and cash flows for the years ended December 31, 2002 and 2001.

We report that we have read the prospectus and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the financial statements upon which we have reported or that are within our knowledge as a result of our audit of such financial statements.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,